DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06030851

DIVISION OF
CORPORATION FINANCE

March 30, 2006

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/30/2006

Re: Computer Sciences Corporation
Incoming letter dated March 16, 2006

Dear Ms. Ising:

This is in response to your letter dated March 16, 2006 concerning the shareholder proposal submitted to Computer Sciences by Travis J. Hagler. We also have received a letter from the proponent dated March 22, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Travis J. Hagler
8006 Allison Dr SE
Huntsville, AL 35802

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

March 16, 2006

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
16084-00003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Travis J. Hagler*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Computer Sciences Corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") received from Travis J. Hagler (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Company may exclude the Proposal from the 2006 Proxy Materials under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends.

THE PROPOSAL

The Proposal states, "In accordance with ref [sic] paragraph, a proposal is hereby made that Computer Sciences Corporation pay an annual dividend which shall be no less than 50% of the earnings for the year. Said policy shall be effective beginning with the 2006 accounting year and remain effective until revoked by vote of stockholders."

ANALYSIS

The Proposal may be omitted from the 2006 Proxy Materials under Rule 14a-8(i)(13), which permits the exclusion of stockholder proposals that concern "specific amounts of cash or stock dividends." The Staff has consistently interpreted this Rule broadly, permitting the exclusion of stockholder proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends because "the proposal appears to include a formula that would result in a specific dividend amount." *See DPL, Inc.* (avail. Jan. 11, 2002) (concurring that a proposal requesting that DPL match increases in dividends with increases in bonuses and long-term compensation was excludable under Rule 14a-8(i)(13)); *Pacificorp* (avail. Mar. 8, 1999) (concurring that a proposal requesting an increase in dividends by the same percentage as the percentage applied to total compensation was excludable under Rule 14a-8(i)(13)).

More specifically, the Staff has consistently permitted the exclusion under Rule 14a-8(i)(13) of stockholder proposals, like the Proposal, that request a specific formula for dividends based on a percentage of annual earnings or net income. *See Cytyc Corp.* (avail. Feb. 23, 2004) (concurring that a proposal seeking a dividend of not less than 30% of the company's real net income before any awards are made to senior management was excludable); *People's Ohio Financial Corp.* (avail. Aug. 11, 2003) (concurring that a proposal asking the company to pay 66% of net earnings to stockholders in an annual cash dividend was excludable); *Microsoft Corp.* (avail. July 19, 2002) (concurring that a proposal requesting a dividend of 50% of the current and subsequent year earnings was excludable); *Lydall, Inc.* (avail. Mar. 28, 2000) (concurring that a proposal mandating the payment of a dividend of not less than 50% of the company's net annual income was excludable); *Safeway, Inc.* (avail. Mar. 4, 1998) (concurring that a proposal requesting a dividend of at least 30% of company earnings each year was excludable); *AirTouch Communications, Inc.* (avail. Jan. 6, 1998) (concurring that a proposal requesting that the board take the necessary steps to pay a dividend of at least 30% of company earnings each year was excludable).

Similar to the no action letters cited above, the Proposal falls squarely within Rule 14a-8(i)(13) because it contains a formula that would result in the Company paying "specific amounts of cash or stock dividends." In this regard, the Proposal's request that the Company pay "an annual dividend which shall be no less than 50% of the earnings for the year" is almost identical to the proposal in *Microsoft* that requested a dividend of 50% of the current and subsequent year earnings. Accordingly, we request that the Staff concur that the Proposal may be properly omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(13).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8287 or Stephen E. Johnson, the Company's Deputy General Counsel, at (310) 615-1707.

Very truly yours,

Elizabeth A. Ising

Enclosure

cc: Stephen E. Johnson, Computer Sciences Corporation
Travis J. Hagler

70342149_1 (2).DOC

EXHIBIT A

RECEIVED
SEP 16 2005
CSC CORPORATE
LEGAL DEPARTMENT

RECEIVED
JUL 21 2005
OFFICE OF THE
GENERAL COUNSEL

8006 Allison Dr SE
Huntsville, AL 35802
(256) 881-3914
E-mail: tjhagler@aol.com
13 Jul 2005

Corporate Secretary
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245

Re: Stockholder Proposal

Ref: *Stockholder Proposals,* pg 22 of Notice of 2005 Annual Meeting of Stockholders

In accordance with ref paragraph, a proposal is hereby made that Computer Sciences Corporation pay an annual dividend which shall be no less than 50% of the earnings for the year. Said policy shall be effective beginning with the 2006 accounting year and remain effective until revoked by vote of stockholders.

Your inclusion of this proposal in the 2006 proxy statement is requested.

A copy of the cover sheet for 2005 Proxy is attached for your convenience in identifying my account.

Very truly yours,

Travis J. Hagler

Travis J. Hagler
Stockholder

Encls: Copy of 2005 Proxy Cover sheet.

COMPUTER SCIENCES CORPORATION ANNUAL MEETING TO BE HELD ON 08/01/05 AT 10:00 A.M. PDT
FOR HOLDERS AS OF 06/03/05

5976 37-0976

YOU MAY ENTER YOUR VOTING INSTRUCTIONS AT 1-800-603-2122,
OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME THE
DAY BEFORE THE CUT-OFF OR MEETING DATE.

205363104 1

[redacted]

DIRECTORS

DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES

1 - 01-IRVING W. BAILEY, II,02-DAVID J. BARRAM,03-STEPHEN L. BAUM,
04-RODNEY F. CHASE,05-VAN B. HONEYCUTT,06-LEON J. LEVEL,
07-F. WARREN MCFARLAN,08-THOMAS H. PATRICK

PROPOSAL(S)

DIRECTORS RECOMMEND

2 · TO RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS ——————>>> FOR —>>> 2

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

ENTER YOUR VOTING INSTRUCTIONS AT 1-800-603-2122
OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME
THE DAY BEFORE THE CUT-OFF OR MEETING DATE.

COMPUTER SCIENCES CORPORATION
08/01/05 AT 10:00 A.M. PDT

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

FOR ALL NOMINEES

WITHHOLD ALL NOMINEES

WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ____________

FOR AGAINST ABSTAIN

DO NOT USE
DO NOT USE

FOR AGAINST ABSTAIN

DO NOT USE
DO NOT USE
DO NOT USE

FOR AGAINST ABSTAIN

DO NOT USE
DO NOT USE
DO NOT USE

FOR AGAINST ABSTAIN

DO NOT USE
DO NOT USE
DO NOT USE

FOR AGAINST ABSTAIN

DO NOT USE
DO NOT USE
DO NOT USE

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK

X

SEE VOTING INSTRUCTION NO. 1 ON REVERSE

A/C: [redacted]

205363104

[redacted]

418 317

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING

01

SMITH BARNEY
citigroup

P.O. BOX 540
NEW YORK, NY 10013

46#

4,585

5976

******AUTO** SCH 5-DIGIT 35802
440 028
MR TRAVIS J HAGLER AND
MRS HELEN C HAGLER JTWROS
8006 ALLISON DRIVE SE
HUNTSVILLE AL 35802-4020

← FOLD AND DETACH HERE

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires CSC directors and executive officers, and persons who own more than 10% of the CSC stock, to file with the SEC and the NYSE initial reports of ownership and reports of changes in ownership of CSC stock and other equity securities of the Company. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of information furnished to us, reports filed through us and representations that no other reports were required, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with in a timely manner during the fiscal year ended April 1, 2005, with the exception of an amended Form 4A filed on June 18, 2004 on behalf of Harvey Bernstein to report 50 shares of CSC stock acquired by his spouse upon the death of her mother in 2003. Mr. Bernstein has no voting or investment power with respect to those shares.

Stockholder Proposals and Nomination of Directors at the 2006 Annual Meeting

Stockholders may submit proposals, including director nominations, for consideration at the 2006 Annual Meeting of stockholders.

Stockholder Proposals. For a stockholder proposal to be considered for inclusion in CSC's proxy statement for the 2006 Annual Meeting, the written proposal must be received by CSC's Corporate Secretary at our principal executive offices not later than February 23, 2006. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, then the deadline for inclusion of a stockholder proposal in CSC's proxy statement is instead a reasonable time before CSC begins to print and mail its proxy materials. The proposal must comply with the requirements of SEC Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, California 90245
Facsimile: (310) 322-9767

For a stockholder proposal that is not intended to be included in CSC's 2006 proxy statement for the 2006 Annual Meeting, timely notice of the proposal in proper written form must be given to CSC's Chairman of the Board, Chief Executive Officer or Secretary in accordance with the requirements set forth in our Bylaws. To be timely, the notice must be delivered to or mailed and received at our principal executive offices between March 4, 2006 and April 3, 2006. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, then, in order to be timely, notice of the stockholder proposal must be so received not later than the 10th day after the earlier of (i) the day upon which the annual meeting date is first publicly disclosed, or (ii) the day upon which the notice of annual meeting is mailed.

Nomination of Director Candidates. The Nominating/Corporate Governance Committee will consider candidates recommended by stockholders who beneficially own in excess of 1% of the outstanding CSC stock. Any such recommendation for director nominees at the 2006 Annual Meeting must be submitted to the Committee, in care of the Corporate Secretary, and received at our principal executive offices by the deadline set forth above for receipt of stockholder proposals to be considered for inclusion in CSC's proxy statement. See "Corporate Governance; Director Nomination Process" above for a list of items that should be included with the submission and a description of the Nominating/Corporate Governance Committee's evaluation process.

8006 Allison Dr SE
Huntsville, AL 35802
22 Mar 2006

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re; Stockholder Proposal of Travis J. Hagler to Computer Sciences Corporation

Ref: Letter to You from Gibson, Dunn and Crutcher LLP dated March 16, 2006 (Cover Sheet Enclosed)

Dear Ladies and Gentlemen:

This letter is to request that you ignore the reference letter and allow the stockholders to vote on my proposal. Allowing a vote will give the stockholders (owners) of the Company an opportunity to express their desire for or against the proposal. This will be the fair and right thing to do.

Thank you for your consideration.

Travis J. Hagler

Travis J. Hagler
Stockholder
Computer Sciences Corporation

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

March 16, 2006

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
16084-00003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal of Travis J. Hagler*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Computer Sciences Corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2006 Annual Stockholders Meeting (collectively, the "2006 Proxy Materials") a stockholder proposal (the "Proposal") received from Travis J. Hagler (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Company may exclude the Proposal from the 2006 Proxy Materials under Rule 14a-8(i)(13) because the Proposal relates to specific amounts of dividends.

THE PROPOSAL

The Proposal states, "In accordance with ref [sic] paragraph, a proposal is hereby made that Computer Sciences Corporation pay an annual dividend which shall be no less than 50% of the earnings for the year. Said policy shall be effective beginning with the 2006 accounting year and remain effective until revoked by vote of stockholders."

ANALYSIS

The Proposal may be omitted from the 2006 Proxy Materials under Rule 14a-8(i)(13), which permits the exclusion of stockholder proposals that concern "specific amounts of cash or stock dividends." The Staff has consistently interpreted this Rule broadly, permitting the exclusion of stockholder proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends because "the proposal appears to include a formula that would result in a specific dividend amount." *See DPL, Inc.* (avail. Jan. 11, 2002) (concurring that a proposal requesting that DPL match increases in dividends with increases in bonuses and long-term compensation was excludable under Rule 14a-8(i)(13)); *Pacificorp* (avail. Mar. 8, 1999) (concurring that a proposal requesting an increase in dividends by the same percentage as the percentage applied to total compensation was excludable under Rule 14a-8(i)(13)).

More specifically, the Staff has consistently permitted the exclusion under Rule 14a-8(i)(13) of stockholder proposals, like the Proposal, that request a specific formula for dividends based on a percentage of annual earnings or net income. *See Cytyc Corp.* (avail. Feb. 23, 2004) (concurring that a proposal seeking a dividend of not less than 30% of the company's real net income before any awards are made to senior management was excludable); *People's Ohio Financial Corp.* (avail. Aug. 11, 2003) (concurring that a proposal asking the company to pay 66% of net earnings to stockholders in an annual cash dividend was excludable); *Microsoft Corp.* (avail. July 19, 2002) (concurring that a proposal requesting a dividend of 50% of the current and subsequent year earnings was excludable); *Lydall, Inc.* (avail. Mar. 28, 2000) (concurring that a proposal mandating the payment of a dividend of not less than 50% of the company's net annual income was excludable); *Safeway, Inc.* (avail. Mar. 4, 1998) (concurring that a proposal requesting a dividend of at least 30% of company earnings each year was excludable); *AirTouch Communications, Inc.* (avail. Jan. 6, 1998) (concurring that a proposal requesting that the board take the necessary steps to pay a dividend of at least 30% of company earnings each year was excludable).

Similar to the no action letters cited above, the Proposal falls squarely within Rule 14a-8(i)(13) because it contains a formula that would result in the Company paying "specific amounts of cash or stock dividends." In this regard, the Proposal's request that the Company pay "an annual dividend which shall be no less than 50% of the earnings for the year" is almost identical to the proposal in *Microsoft* that requested a dividend of 50% of the current and subsequent year earnings. Accordingly, we request that the Staff concur that the Proposal may be properly omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(13).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company files its definitive 2006 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8287 or Stephen E. Johnson, the Company's Deputy General Counsel, at (310) 615-1707.

Very truly yours,

Elizabeth A. Ising

Enclosure

cc: Stephen E. Johnson, Computer Sciences Corporation
Travis J. Hagler

70342149_1 (2).DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March [ ], 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Computer Sciences Corporation
Incoming letter dated March 16, 2006

The proposal would require that Computer Sciences pay an annual dividend of no less than 50% of the earnings for the year.

There appears to be some basis for your view that Computer Sciences may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Mark F. Vilardo
Special Counsel